Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-196003
A filing fee of $173,626.22 based on a $1,494,201,500 maximum aggregate offering price, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the debt securities offered by means of this pricing supplement and the accompanying prospectus and prospectus supplement from Registration Statement No. 333-196003.
This paragraph shall be deemed to update the “Calculation of Registration Fee”
table in that Registration Statement.

PRICING SUPPLEMENT Dated August 4, 2015
To Prospectus Dated May 16, 2014 and
Prospectus Supplement Dated May 16, 2014

3M COMPANY
Medium-Term Notes, Series F

$450,000,000 1.375% Notes due 2018
$500,000,000 2.000% Notes due 2020

$550,000,000 3.000% Notes due 2025

1.375% Notes due 2018		2.000% Notes due 2020		3.000% Notes due 2025

Type of Note:	Fixed Rate	Type of Note:	Fixed Rate	Type of Note:	Fixed Rate

Principal Amount:	$450,000,000	Principal Amount:	$500,000,000	Principal Amount:	$550,000,000

Price to Public:	99.822%	Price to Public:	99.424%	Price to Public:	99.615%

Security Description:	SEC-Registered 3-year Fixed Rate Notes	Security Description:	SEC-Registered 5-year Fixed Rate Notes	Security Description:	SEC-Registered 10-year Fixed Rate Notes

Proceeds to Company:	99.672% ($448,524,000)	Proceeds to Company:	99.174% ($495,870,000)	Proceeds to Company:	99.215% ($545,682,500)

Interest Rate:	1.375% per annum	Interest Rate:	2.000% per annum	Interest Rate:	3.000% per annum

Original Issue Date:	August 7, 2015	Original Issue Date:	August 7, 2015	Original Issue Date:	August 7, 2015

Maturity Date:	August 7, 2018	Maturity Date:	August 7, 2020	Maturity Date:	August 7, 2025

Interest Payment Dates:	February 7 and August 7 of each year, commencing February 7, 2016	Interest Payment Dates:	February 7 and August 7 of each year, commencing February 7, 2016	Interest Payment Dates:	February 7 and August 7 of each year, commencing February 7, 2016

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date	Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date	Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Redemption:	Yes, see “Optional Make-Whole Redemption” beginning on page PS-2.	Redemption:	Yes, see “Optional Make-Whole Redemption” beginning on page PS-2.	Redemption:	Yes, see “Optional Make-Whole Redemption” beginning on page PS-2.

Day Count Convention:	30/360	Day Count Convention:	30/360	Day Count Convention:	30/360

Form:	DTC, Book-Entry	Form:	DTC, Book-Entry	Form:	DTC, Book-Entry

CUSIP/ISIN:	88579YAP6 / US88579YAP60	CUSIP/ISIN:	88579YAQ4 / US88579YAQ44	CUSIP/ISIN:	88579YAR2 / US88579YAR27

Selling Concession:	0.090%	Selling Concession:	0.150%	Selling Concession:	0.240%

Reallowance:	0.050%	Reallowance:	0.100%	Reallowance:	0.125%

Underwriters:

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

C.L. King & Associates, Inc.

Drexel Hamilton, LLC

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Optional Make-Whole Redemption:

Each of the 1.375% Notes due 2018, the 2.000% Notes due 2020 and the 3.000% Notes due 2025 will be redeemable at any time, in whole or from time to time in part, at our option at a redemption price equal to the greater of

•                                          100% of the principal amount of the notes to be redeemed, and

•                                          as determined by the quotation agent (as defined below), the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (not including any interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the treasury rate (defined below) plus, in the case of the 1.375% Notes due 2018,  7 basis points,  in the case of the 2.000% Notes due 2020, 10 basis points, or in the case of the 3.000% Notes due 2025, 15 basis points plus, in the case of both clauses above, accrued and unpaid interest on the notes to be redeemed to the redemption date.

“Treasury rate” means, with respect to any redemption date, the annual rate equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price of the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for that redemption date.

“Comparable treasury issue” means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of notes to be redeemed that would be utilized, at the time of a selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable treasury price” means, with respect to any redemption date, (i) the average of at least three reference treasury dealer quotations for that redemption date, after excluding the highest and lowest of five or more reference treasury dealer quotations, or (ii) if the Trustee obtains fewer than five reference dealer quotations, the average of all reference treasury dealer quotations so obtained.

“Quotation agent” means the reference treasury dealer appointed by the Company.

“Reference treasury dealer” means (i) each of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors; however, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), the Company will substitute another primary treasury dealer; and (ii) any other primary treasury dealer(s) selected by the Company.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

In the case of a partial redemption of the 1.375% Notes due 2018,  the 2.000% Notes due 2020 or the 3.000% Notes due 2025, selection of the notes for redemption will be made pro rata, if commercially practicable in accordance with the procedures of DTC or the relevant depositary, and if not, then by lot or such other method as required in accordance with the procedures of DTC or the relevant depositary. The notes will be redeemed in denominations of $2,000 and integral multiples of $1,000 in excess thereof.  Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of such notes to be redeemed.  New notes in principal amounts of at least $2,000 equal to the unredeemed portion of the notes will be issued in the name of the holder of the notes upon surrender for cancellation of the original notes.  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the notes for general corporate purposes.

On August 4, 2015, the Company agreed to sell to the underwriters listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.672% for the 1.375% Notes due 2018, at a net price of 99.174% for the 2.000% Notes due 2020 and at a net price of 99.215% for the 3.000% Notes due 2025.  The purchase price for the 1.375% Notes due 2018 equals the stated issue price of 99.822% less a combined management and underwriting commission of 0.15% of the principal amount of the notes,  the purchase price for the 2.000% Notes due 2020 equals the stated issue price of 99.424% less a combined management and underwriting commission of 0.25% of the principal amount of the notes and the purchase price for the 3.000% Notes due 2025 equals the stated issue price of 99.615% less a combined management and underwriting commission of 0.40% of the principal amount of the notes.

Supplemental Information Concerning Plan of Distribution:

Name	Principal Amount of 1.375% Notes due 2018	Principal Amount of 2.000% Notes due 2020	Principal Amount of 3.000% Notes due 2025
Goldman, Sachs & Co.	$145,500,000	$161,667,000	$177,834,000
J.P. Morgan Securities LLC	145,500,000	161,667,000	177,833,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	145,500,000	161,666,000	177,833,000
The Williams Capital Group, L.P.	6,750,000	7,500,000	8,250,000
C.L. King & Associates, Inc.	2,250,000	2,500,000	2,750,000
Drexel Hamilton, LLC	2,250,000	2,500,000	2,750,000
Samuel A. Ramirez & Company, Inc.	2,250,000	2,500,000	2,750,000
Total	$450,000,000	$500,000,000	$550,000,000

Certain of the underwriters and their affiliates have provided in the past to the Company and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the Company and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.  In addition, certain of the underwriters and their affiliates are lenders under the Company’s amended and restated credit agreement dated August 5, 2014.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements,  and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.